2009 — 20

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 12, 2009

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report of the Philips Group for the three months ended September 30, 2009, dated October 12, 2009.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 12th day of October 2009.
KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the paragraphs on “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2008 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended June 28, 2009.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2008.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, we estimated the fair values using appropriate valuation models. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2008 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.
Philips reports third-quarter EBITA of EUR 344 million and sales of EUR 5.6 billion
•	Strong improvement of EBITA margin before restructuring and acquisition-related charges and a EUR 87 million provision release

•	Comparable sales down 11%, mainly attributable to Consumer Lifestyle and Lighting, up from the 19% decline visible in the second quarter

•	Double-digit growth in emerging markets for Healthcare not fully offsetting declines in the US

•	Restructuring and acquisition-related charges of EUR 125 million reflect ongoing reduction of our cost base

•	Free cash flow of EUR 353 million exceeded EBITA in the quarter
Gerard Kleisterlee, President and CEO of Royal Philips Electronics:
“Our Q3 results are a reflection of our strong fundamentals and the proactive manner in which we have been managing our costs, allowing us to deliver an underlying profitability of 6.8% of sales in the quarter, among the highest in recent years for the third quarter. We continue to invest in our portfolio of global leading businesses in Healthcare, Consumer Lifestyle and Lighting. We have a strong global brand that is still increasing in strength, climbing one notch to number 42 in the Interbrand top-100 global brand ranking, and we have an increasingly strong presence in emerging markets like India and China which are less affected by the economic downturn.
In addition, the decisive action we took at the end of 2008 to focus on cost and cash management is increasingly becoming visible in our performance. This has led to a set of encouraging results in the third quarter, especially if

All amounts in millions of euros unless otherwise stated; data included are unaudited.
Financial reporting is in accordance with IFRS, unless otherwise stated.
This document comprises regulated information within the meaning of the Dutch
Financial Markets Supervision Act ’Wet op het Financieel Toezicht’.

you look at the year-over-year improvement in earnings and cash flow. I would also like to highlight that most businesses across the Company saw further improvement in both comparable sales and underlying earnings compared to the previous quarter, and we are fully focused on continuing this trend in the fourth quarter.
Our continued ability to increase our cash flow by bringing down working capital allowed us to sustain our investments in growth initiatives while maintaining a strong balance sheet. Recent examples are the acquisition of Saeco and our investments in establishing chains of Philips-branded stores for Consumer Lighting in China and India.
We will continue to introduce innovative products in the coming quarter, including a new range of therapy products to better treat sleep apnea patients and new LED-based lighting solutions to light up offices, gardens and retail outlets.
We have been responding to the tough economic environment by stepping up our efforts to make Philips a more customer-focused, agile and simpler company. I believe that our Q3 results show that we are making good progress thanks to the efforts of a committed and engaged global workforce. Therefore, I remain confident that Philips will come out of this recession as a stronger company and a leader in our field.”

Philips Group

Net income
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009

Sales	6,334	5,621

EBITA	57	344
as a % of sales	0.9	6.1

EBIT	(133)	237
as a % of sales	(2.1)	4.2

Financial income and expenses	158	(44)
Income taxes	3	(56)
Results equity-accounted investees	9	39
Income (loss) from continuing operations	37	176
Discontinued operations	21	-
Net income (loss)	58	176

Attribution of net income (loss)
Net income (loss) - stockholders	57	174
Net income - minority interests	1	2

Net income (loss) - stockholders
per common share (in euros) - basic	0.06	0.19

Sales by sector
in millions of euros unless otherwise stated

	Q3	Q3		% change
	2008	2009	nominal	compa-
				rable

Healthcare	1,806	1,821	1	(4)

Consumer Lifestyle	2,578	2,073	(20)	(15)

Lighting	1,846	1,646	(11)	(13)

GM&S	104	81	(22)	(24)

Philips Group	6,334	5,621	(11)	(11)
Highlights in the quarter
Net income

•	Income from continuing operations increased by EUR 139 million year-on-year, driven by higher earnings and lower net charges.

•	Income included a gain of EUR 87 million related to a release of a provision for retiree medical benefits, EUR 125 million of restructuring and acquisition-related charges, and a EUR 30 million partial reversal of last year’s TPV impairment loss.

•	In Q3 2008, income included a EUR 342 million financial gain on the sale of TSMC shares, which was more than offset by a EUR 259 million asbestos-related settlement charge, EUR 74 million of restructuring and acquisition-related charges, and EUR 189 million in impairment losses at LG Display and Toppoly.
Sales by sector

•	Sales amounted to EUR 5,621 million, representing a decline of 11% on both a nominal and comparable basis. A positive currency impact of 2% was offset by portfolio changes.

•	Healthcare sales declined by 4% on a comparable basis, as growth at Customer Services and Home Healthcare Solutions was more than offset by declines at Clinical Care Systems, Imaging Systems and Healthcare Informatics.

•	Consumer Lifestyle sales fell by 15% on a comparable basis, due to sales declines in all businesses except Health & Wellness.

•	Lighting sales declined by 13% on a comparable basis, led by double-digit declines at Professional Luminaires, Lighting Electronics and Automotive Lighting.

Sales per market cluster
in millions of euros unless otherwise stated

	Q3	Q3		% change
	2008	2009	nominal	compa-
				rable

Western Europe	2,117	1,974	(7)	(6)
North America	1,844	1,583	(14)	(16)
Other mature markets	311	302	(3)	(9)
Total mature markets	4,272	3,859	(10)	(11)

Emerging markets	2,062	1,762	(15)	(11)
Philips Group	6,334	5,621	(11)	(11)
EBITA
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009
Healthcare	188	175
Consumer Lifestyle	63	129
Lighting	183	79
Group Management & Services	(377)	(39)
Philips Group	57	344
as a % of sales	0.9	6.1

EBITA
as a % of sales

	Q3	Q3
	2008	2009
Healthcare	10.4	9.6
Consumer Lifestyle	2.4	6.2
Lighting	9.9	4.8
Group Management & Services	(362.5)	(48.1)
Philips Group	0.9	6.1
Restructuring and acquisition-related charges
in millions of euros

	Q3	Q3
	2008	2009
Healthcare	(17)	(40)
Consumer Lifestyle	(46)	(29)
Lighting	(11)	(42)
Group Management & Services	-	(14)
Philips Group	(74)	(125)
EBIT
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009
Healthcare	129	110
Consumer Lifestyle	59	126
Lighting	56	40
Group Management & Services	(377)	(39)
Philips Group	(133)	237
as a % of sales	(2.1)	4.2
   Sales per market cluster

•	In mature markets, double-digit declines at Lighting and Consumer Lifestyle were partially offset by a mid-single-digit decline at Healthcare.

•	While sales in the emerging markets showed considerable sequential improvement, they remained 11% below Q3 2008 on a comparable basis. Consumer Lifestyle saw a double-digit sales decline, particularly in Latin America and Russia. While Lighting sales in emerging markets saw a single-digit decline, in China and India they continued to grow. These declines were partially offset by double-digit growth at Healthcare in nearly all emerging markets.
   Earnings

•	EBITA increased by EUR 287 million compared to Q3 2008, favorably impacted by a EUR 87 million release of a provision for retiree medical benefits and last year’s EUR 259 million asbestos-related charge, partly offset by a EUR 51 million increase in restructuring and acquisition-related charges.

•	EBIT increased by EUR 370 million compared to Q3 2008, a quarter which also included a goodwill impairment of EUR 90 million at Lumileds.

•	Healthcare EBITA saw a slight year-on-year decline as Q3 2008 included a EUR 45 million divestment gain. Excluding this gain and restructuring and acquisition-related charges, EBITA improved by EUR 55 million to EUR 215 million (11.8% of sales), thanks to improvements in most businesses, notably Customer Services.

•	Consumer Lifestyle EBITA was EUR 129 million, or 6.2% of sales, a year-on-year increase of EUR 66 million driven by higher earnings in most businesses. Excluding restructuring and acquisition-related charges, Television was close to break-even, which helped take the overall sector EBITA before charges to EUR 49 million above the level of Q3 2008.

•	Lighting EBITA was EUR 104 million lower than in Q3 2008 due to lower operational earnings, mainly at Lamps and Professional Luminaires, and higher restructuring and acquisition-related charges. Excluding these charges, EBITA was EUR 73 million lower year-on-year.

•	GM&S EBITA improved by EUR 338 million compared to Q3 2008, a quarter which included EUR 259 million asbestos-related charges. The current quarter included a EUR 87 million release of a provision for retiree medical benefits.

Financial income and expenses
in millions of euros

	Q3	Q3
	2008	2009

Net interest expenses	(19)	(61)

TSMC
Sale of securities	342	-
Dividend	23	-

LG Display impairment	(178)	-

Toppoly impairment	(11)	-

TPV option fair-value adjustment	(20)	18

Other	21	(1)

	158	(44)
Results relating to equity-accounted investees
in millions of euros

	Q3	Q3
	2008	2009

TPV value adjustment	-	30

Other	9	9

	9	39
Cash balance
in millions of euros

	Q3	Q3
	2008	2009
Cash of continuing operations	2,396	3,589
Cash of discontinued operations	94	-
Beginning balance	2,490	3,589

Free cash flow	57	353
Net cash from operating activities	210	470
Net capital expenditures	(153)	(117)
Acquisitions (divestments)	14	(172)
Other cash from investing activities	776	(36)
(Repurchase) delivery of shares	(803)	6
Changes in debt/other	(56)	(6)
Net cash flow discontinued operations	(18)	-
Ending balance	2,460	3,734
Less cash of discontinued operations	-	-
Cash of continuing operations	2,460	3,734
   Financial income and expenses

•	Net interest expenses increased compared to Q3 2008 as a result of lower interest rates on deposits and higher interest costs on derivatives related to hedging of foreign-currency funding positions.

•	Q3 2008 included a EUR 342 million gain on the sale of the remaining stake in TSMC as well as dividend income from TSMC of EUR 23 million.

•	Also in Q3 2008, impairment losses of EUR 178 million and EUR 11 million were reported for LG Display and Toppoly respectively.
   Results relating to equity-accounted investees

•	A EUR 30 million gain was recorded due to the partial reversal of a EUR 59 million TPV impairment loss recognized in December 2008.
   Cash balance

•	The Group cash balance increased by EUR 145 million to EUR 3.7 billion, driven by free cash inflow of EUR 353 million, partly offset by EUR 172 million in payments for acquisitions, mainly the Saeco espresso business.

•	In Q3 2008 the cash balance declined slightly as proceeds from the sale of stakes (EUR 688 million, mainly TSMC), cash from derivatives (EUR 88 million) and free cash inflow (EUR 57 million) were more than offset by share buy-back (EUR 803 million) and short-term debt repayment (EUR 98 million).

Cash flows from operating activities

 in millions of euros
Gross capital expenditures (PPE*)

in millions of euros
* Capital expenditures on property, plant and equipment only
Inventories as a % of sales *

* Sales is calculated as the sum of the last four quarters
   Cash flows from operating activities

•	Operating activities generated a cash inflow of EUR 470 million, compared to an inflow of EUR 210 million in Q3 2008. The increase of EUR 260 million was driven by higher cash earnings and lower working capital requirements.
   Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 67 million lower than in Q3 2008, primarily due to lower investments at Lighting and Healthcare.
   Inventories

•	Inventories as a percentage of sales rose by 0.7 percentage points to 14.0% at the end of the quarter, with modest improvements at Lighting and Healthcare more than offset by an increase at Consumer Lifestyle. The ratio was 1.1 percentage points below the level of Q3 2008, due to lower inventory levels at Healthcare and Lighting.

•	In value, inventories saw a slight sequential increase as the additional inventory from the acquisition of Saeco was only partly offset by lower inventories at Lighting and Healthcare. Compared to Q3 2008, inventories decreased by EUR 796 million, mainly at Consumer Lifestyle and Lighting.

Net debt and group equity

in billions of euros	group equity	net debt
Number of employees (FTEs)

   Net debt and group equity

•	At the end of the quarter the net debt position amounted to EUR 0.6 billion, compared to EUR 1.5 billion at the end of Q3 2008. During the quarter, the net debt position decreased by EUR 219 million, mainly due to EUR 353 million free cash flow, partly offset by a EUR 169 million cash payment for Saeco.

•	Group equity remained stable in the quarter at EUR 13.4 billion.
   Employees

•	The increase in the number of employees was largely attributable to a seasonality-driven increase in temporary labor. The additional headcount related to the acquisition of Saeco was offset by a reduction in permanent employees elsewhere across the Company.

•	Compared to Q3 2008, the number of employees decreased by 9,786, primarily at Lighting (down 8,431) and Healthcare (down 1,091).

Healthcare

Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009

Sales	1,806	1,821

Sales growth

% nominal	14	1

% comparable	5	(4)

EBITA	188	175

as a % of sales	10.4	9.6

EBIT	129	110

as a % of sales	7.1	6.0

Net operating capital (NOC)	8,668	8,413

Number of employees (FTEs)	35,841	34,750
 Sales

in millions of euros
 EBITA

EBITA in millions of euros	EBITA as a % of sales
    Business highlights

•	Philips acquired InnerCool Therapies Inc., a pioneer in the field of therapeutic hypothermia, strengthening its position in the emergency care market by adding body temperature management solutions.

•	Philips received certification in China for the latest addition to its value line of ultrasound systems. Designed specifically for emerging markets, this system is part of the HD family of ultrasound systems, which deliver high-quality imaging in an affordable package to meet the needs of both mature and emerging markets.

•	Egypt’s Ministry of Health and Population is equipping approximately 1,000 ambulances with Philips patient monitoring and defibrillation devices.

•	Philips, in cooperation with Dutch health insurance firm Achmea, announced that Isala hospitals in the Netherlands have started using the Philips Motiva home healthcare system, marking the ninth installation at a Dutch hospital since the launch of Philips Motiva with Achmea in November 2007.
    Financial performance

•	Currency-comparable equipment order intake declined 7% year-on-year. The North American market continued to show weakness, mainly affecting Imaging Systems, as the uncertainty around US healthcare reform continued to adversely impact order intake. This decline was partly offset by growth outside North America at Imaging Systems and growth across most businesses in emerging markets.

•	Comparable sales at Healthcare declined 4% year-on-year. Double-digit growth in emerging markets was offset by declines in the US notably at Imaging Systems, Patient Monitoring and Clinical Care Systems.

•	EBITA amounted to EUR 215 million, or 11.8% of sales, excluding EUR 40 million of restructuring and acquisition- related charges. The comparable figure in Q3 2008, also excluding a EUR 45 million gain on the sale of Speech Recognition Systems, was EUR 160 million, or 8.9% of sales. EBITA improved at most businesses, notably Customer Services, mainly driven by operational improvement and strict cost management.

    Looking ahead

•	In Q4, restructuring and acquisition-related charges are expected to total around EUR 35 million.

•	In October, Philips Respironics will launch a new Sleep Therapy System to treat Obstructive Sleep Apnea. Using intelligent technology, this new system simplifies patient management by immediately indicating the potential need for specialized therapy for OSA patients, and is designed for greater patient comfort by making it easier for patients to adapt to therapy.

Consumer Lifestyle

Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009

Sales	2,578	2,073
of which Television	1,134	767

Sales growth
% nominal	(19)	(20)
% comparable	(9)	(15)

Sales growth excl. Television
% nominal	(16)	(10)
% comparable	(7)	(12)

EBITA	63	129
of which Television	(73)	(26)
as a % of sales	2.4	6.2

EBIT	59	126
of which Television	(73)	(26)
as a % of sales	2.3	6.1

Net operating capital (NOC)	1,761	1,041
of which Television	157	(390)

Number of employees (FTEs)	20,662	19,569
of which Television	6,085	5,001
 Sales

      in millions of euros
 EBITA

EBITA in millions of euros	EBITA as a % of sales
    Business highlights

•	Philips completed the acquisition of Saeco International Group S.p.A. of Italy, one of the world’s leading espresso machine makers. This move makes Philips a global leader in coffee machines.

•	Philips showcased its latest consumer-driven innovations at IFA, Europe’s largest consumer lifestyle trade show. Highlights included a new high-end collection of kitchen appliances, a new range of notebook accessories, and the latest TVs and Blu-ray players.

•	Philips successfully launched Sonicare For Kids, the first-ever Sonicare power toothbrush for children. This step broadens the Philips Oral Healthcare portfolio.

•	Philips received two product awards from the European Imaging & Sound Association (EISA), with a model in the high-end TV range named “European LCD TV 2009-2010” and the combination of the Philips Cinema 21:9 LCD TV and a Philips Blu-ray Disc player given the “European Home Theater Innovation 2009-2010” award.
    Financial performance

•	The 20% nominal sales decline includes the impact of proactive portfolio changes, notably at Television and Audio & Video Multimedia. On a comparable basis, sales were 15% below Q3 2008, mainly impacted by double-digit declines at Audio & Video Multimedia, Television, and Peripherals & Accessories. At Domestic Appliances and Shaving & Beauty, sales declines were in the low single-digits, while Health & Wellness showed moderate growth.

•	EBITA amounted to EUR 129 million, a year-on-year improvement of EUR 66 million. Adjusted for restructuring and acquisition-related charges, EBITA improved from EUR 109 million (4.2% of sales) in Q3 2008 to EUR 158 million (7.6% of sales), with higher earnings in nearly all businesses. Television neared break-even in the quarter due to ongoing improvement actions.

•	Headcount relative to Q3 2008 showed a slight decrease as the addition of some 2,000 employees following the acquisition of Saeco was more than offset by the effect of portfolio changes and actions taken to rightsize the organization.

     Looking ahead

•	In Q4, Consumer Lifestyle expects to incur a further EUR 40 million of restructuring charges and EUR 10 million of acquisition-related charges.

•	Providing Chinese consumers with a new way to easily prepare a variety of healthy meals, Philips will launch an innovative rice cooker in Q4.

•	Saeco will roll out their latest fully automatic coffee machines, which were very well received at IFA in Berlin. The new flagship Xelsis and the compact Syntia will be available throughout Europe.

Lighting

Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009

Sales	1,846	1,646
Sales growth
% nominal	19	(11)
% comparable	6	(13)

EBITA	183	79
as a % of sales	9.9	4.8

EBIT	56	40
as a % of sales	3.0	2.4

Net operating capital (NOC)	6,458	5,382

Number of employees (FTEs)	60,067	51,636
Sales

   in millions of euros
EBITA

EBITA in millions of euros	EBITA as a % of sales
Business highlights

•	Philips was the first company to submit an entry in a competition organized by the US Department of Energy challenging the industry to develop high-quality, LED-based alternatives to 60W incandescent light bulbs. The submitted LED retrofit lamp has clear potential to become a mass-market product.

•	Philips acquired Teletrol Systems Inc., a leading supplier of integrated solutions for simultaneous multi-site management of lighting and energy usage. This acquisition will strengthen Philips’ range of sophisticated control solutions.

•	Philips achieved further success in energy-efficient LED-based outdoor lighting with new installations of street lighting in 30 towns and cities in Portugal, while also supplying LEDs to light up the prestigious International Garden Festival in France.

Financial performance

•	Comparable sales declined by 13% year-on-year, due to ongoing weakness in many end-markets resulting from the global economic slowdown. Sequentially, however, comparable sales improved in almost all businesses, supported by strong growth in Asian markets.

•	EBITA amounted to EUR 79 million, or 4.8% of sales. Excluding restructuring and acquisition-related charges, EBITA totaled EUR 121 million, or 7.4% of sales. The comparable figure in Q3 2008 was EUR 194 million, or 10.5% of sales.

•	Net operating capital decreased by EUR 1.1 billion year-on-year, to EUR 5.4 billion. Working capital requirements declined substantially compared to Q3 2008.

Looking ahead

•	Restructuring and acquisition-related charges of around EUR 85 million are expected in Q4, targeted at further reduction of fixed costs related to conventional lighting technologies.

•	In Q4, Philips plans to launch a wide range of new LED-based lighting solutions across many segments, including Outdoor, Retail and Office, while continuing to launch LED retrofit lamps in key markets around the world.

Group Management & Services

Key data
in millions of euros unless otherwise stated

	Q3	Q3
	2008	2009

Sales	104	81

Sales growth
% nominal	(29)	(22)
% comparable	(24)	(24)

EBITA Corporate Technologies	(26)	(45)
EBITA Corporate & Regional Costs	(55)	(44)
EBITA Pensions	1	76
EBITA Service Units and Other	(297)	(26)

EBITA	(377)	(39)
EBIT	(377)	(39)

Net operating capital (NOC)	484	(3,277)
Number of employees (FTEs)	11,441	12,270
Sales

   in millions of euros
EBITA

   in millions of euros
Business highlights

•	Philips improved its position in the annual top-100 global brands ranking from Interbrand, moving up one notch to become the 42nd most valuable brand in the world with a total brand value of USD 8.1 billion.

•	For the 9th year in a row Philips was included in the Dow Jones Sustainability Indexes, which track the sustainability performance of the world’s largest companies, receiving sector leadership status in the category Leisure Goods.

•	Philips Research continues to join forces to foster innovation in healthcare, partnering with Bruker BioSpin to develop ground-breaking Magnetic Particle Imaging technology for the preclinical market, and with GlyGenix Therapeutics to explore the use of ultrasound technologies in gene therapy.

•	Philips Design received several design awards including the prestigious INDEX:Award for its innovative, sustainable healthy cooking stove Chulha and a Bronze Industrial Design Excellence Award for the Philips Kitten Scanner.

Financial performance

•	EBITA amounted to a loss of EUR 39 million, compared to a loss of EUR 377 million in Q3 2008. The year-on-year improvement was driven by a EUR 87 million release of a provision for retiree medical benefits, whereas Q3 2008 included a EUR 259 million asbestos-related charge. Restructuring charges amounted to EUR 14 million.

•	Net operating capital decreased by EUR 3.8 billion year-on-year, due to pension adjustments in Q4 2008 and Q2 2009.

Looking ahead

•	Restructuring charges at Group Management & Services are expected to amount to EUR 30 million in Q4, largely related to the realignment of group R&D activities.

Highlights in the 1st nine months

The 1st nine months of 2009
•	Comparable sales were 16% lower than in the first nine months of 2008, reflecting the impact of the global economic downturn, with declines visible in all sectors, mainly at Consumer Lifestyle (23%) and Lighting (17%).

•	EBITA amounted to EUR 388 million, 46% lower than in the corresponding period of 2008, primarily due to higher restructuring and acquisition-related charges, offset by a release of a provision for retiree medical benefits; Q3 2008 included the asbestos settlement and net gains on the sale of businesses and real estate.

•	Compared to the first nine months of 2008, financial income and expenses declined by EUR 0.9 billion to a net expense of EUR 88 million, mainly due to last year’s gains on the sale of stakes in TSMC (EUR 1.2 billion) and LG Display (EUR 158 million), higher impairment charges for NXP (EUR 251 million) and impairment charges for LG Display (EUR 178 million) and Toppoly (EUR 42 million).

•	Results relating to equity-accounted investees included the TPV value adjustment (EUR 55 million), whereas last year’s figure was mainly comprised of operational earnings of LG Display (EUR 66 million).
Net income

in millions of euros unless otherwise stated

	January-September
	2008	2009

Sales	18,762	15,926

EBITA	718	388
as a % of sales	3.8	2.4

EBIT	357	59
as a % of sales	1.9	0.4

Financial income and expenses	793	(88)
Income tax expense	(139)	130
Results equity-accounted investees	71	63
Income (loss) from continuing operations	1,082	164
Discontinued operations	5	-
Net income (loss)	1,087	164

Attribution of net income (loss)
Net income (loss) - stockholders	1,083	159
Net income - minority interests	4	5

Net income (loss) - stockholders
Per common share (in euros) - basic	1.07	0.17
   Management summary

•	Sales for the first nine months totaled EUR 15.9 billion, 16% lower than in the corresponding period of 2008 on a comparable basis. The year-to-date share of total sales attributable to emerging markets was 29%, 2 percentage points below last year. Order intake at Healthcare declined 11% compared to the first nine months of 2008. Sales at Healthcare showed a comparable decline of 4% year-on-year, while comparable sales at Consumer Lifestyle declined 23%. Lighting showed a 17% comparable decrease year-on-year.

•	EBITA in the first nine months of 2009 was EUR 388 million, 46% lower than in the corresponding period of 2008. EBITA includes a release of a provision for retiree medical benefits (EUR 87 million) and higher restructuring and acquisition-related charges (EUR 87 million), whereas last year included EUR 259 million of charges related to the asbestos claim settlement, gains on the sale of the Set-Top Box business (EUR 40 million), the Speech Recognition activity (EUR 45 million) and real estate (EUR 39 million), as well as a loss on the sale of HTP Optics (EUR 13 million).

•	Net income in the first nine months of 2009 decreased by EUR 0.9 billion compared to the corresponding period of 2008. This reduction is attributable to EUR 298 million lower EBIT and a EUR 0.9 billion decline in financial income, offset by lower income tax expense (EUR 269 million) mainly due to recognition of a deferred tax asset for Lumileds and a number of tax settlements.

•	Cash flows from operating activities showed an increase of EUR 723 million compared to the first nine months of 2008, resulting from strict management of working capital (in particular inventory levels).

•	Net operating capital decreased by EUR 5.8 billion compared to the level at the end of Q3 2008, largely due to lower working capital requirements (EUR 5.0 billion), including adjustments to pension assets and liabilities (EUR 3.5 billion).

Other information

  Other information

Asbestos
In the third quarter, the opposition filed against TH Agriculture & Nutrition’s (THAN) plan of reorganization (the Plan) has been successfully resolved. Provided that there will be no further opposition to the Plan, it is expected that the US District Court will affirm the Plan in the coming weeks, in which case the Plan would become effective in the fourth quarter, triggering THAN and Philips Electronics North America Corporation’s obligation to fund an asbestos personal injury trust with USD 900 million (around EUR 600 million). Philips has already provided for this amount.
For more information on remaining contingent liabilities, please refer to previous disclosure in our annual and semi-annual reports.

Outlook

  Outlook

While encouraged by the positive development in sales and profitability during the third quarter, we remain cautious about the short-term outlook in the absence of structural recovery in the majority of our end-markets.
Consequently, we will continue to focus on managing costs and cash flow while progressing with actions to capitalize on future economic growth. These actions include maintaining investments in innovation and marketing, as well as making further investments in our product offering and our organizational footprint, particularly in emerging markets.
We are confident that this approach will deliver a sustained improvement in our performance, augmented by the impact of sales recovery when it comes.
Amsterdam, October 12, 2009
Board of Management

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2008	2009	2008	2009

Sales	6,334	5,621	18,762	15,926

Cost of sales	(4,422)	(3,645)	(12,720)	(10,518)

Gross margin	1,912	1,976	6,042	5,408

Selling expenses	(1,304)	(1,242)	(3,730)	(3,640)

General and administrative expenses	(280)	(129)	(763)	(597)

Research and development expenses	(444)	(372)	(1,250)	(1,161)

Impairment of goodwill	(90)	-	(90)	-

Other business income	97	9	224	73

Other business expenses	(24)	(5)	(76)	(24)

Income (loss) from operations	(133)	237	357	59

Financial income	421	35	1,566	208

Financial expenses	(263)	(79)	(773)	(296)

Income (loss) before taxes	25	193	1,150	(29)

Income taxes	3	(56)	(139)	130

Income after taxes	28	137	1,011	101

Results relating to equity-accounted investees	9	39	71	63

Income from continuing operations	37	176	1,082	164

Discontinued operations - net of income taxes	21	-	5	-

Net income for the period	58	176	1,087	164

Attribution of net income for the period

Net income attributable to stockholders	57	174	1,083	159

Net loss attributable to minority interests	1	2	4	5

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):

• basic	972,087	926,461	1,010,707	925,001

• diluted	977,701	930,512	1,018,530	927,889

Net income attributable to stockholders

per common share in euros:

• basic	0.06	0.19	1.07	0.17

• diluted	0.06	0.19	1.06	0.17

Ratios

Gross margin as a % of sales	30.2	35.2	32.2	34.0

Selling expenses as a % of sales	(20.6)	(22.1)	(19.9)	(22.9)

G&A expenses as a % of sales	(4.4)	(2.3)	(4.1)	(3.7)

R&D expenses as a % of sales	(7.0)	(6.6)	(6.7)	(7.3)

EBIT or Income (loss) from operations	(133)	237	357	59

as a % of sales	(2.1)	4.2	1.9	0.4

EBITA	57	344	718	388

as a % of sales	0.9	6.1	3.8	2.4

Consolidated balance sheets
in millions of euros unless otherwise stated

	September 28,	December 31,	September 27,
	2008	2008	2009

Current assets:

Cash and cash equivalents	2,460	3,620	3,734

Receivables	5,015	4,289	4,214

Inventories	4,092	3,371	3,296

Other current assets	654	749	689

Total current assets	12,221	12,029	11,933

Non-current assets:

Investments in equity-accounted investees	321	293	270

Other non-current financial assets	1,971	1,331	850

Non-current receivables	52	47	84

Other non-current assets	2,849	1,906	137

Deferred tax assets	747	931	1,368

Property, plant and equipment	3,499	3,496	3,326

Intangible assets excluding goodwill	4,591	4,477	4,165

Goodwill	7,321	7,280	7,242

Total assets	33,572	31,790	29,375

Current liabilities:

Accounts and notes payable	3,171	2,992	3,044

Accrued liabilities	3,260	3,634	3,070

Short-term provisions	957	1,043	1,187

Other current liabilities	435	522	628

Short-term debt	664	722	757

Total current liabilities	8,487	8,913	8,686

Non-current liabilities:

Long-term debt	3,324	3,466	3,598

Long-term provisions	1,809	1,794	1,747

Deferred tax liabilities	904	584	150

Other non-current liabilities	995	1,440	1,796

Total liabilities	15,519	16,197	15,977

Minority interests	53	49	53

Stockholders’ equity	18,000	15,544	13,345

Total liabilities and equity	33,572	31,790	29,375

Number of common shares outstanding (after deduction of treasury stock)

at the end of period (in thousands)	946,366	922,982	926,687

Ratios

Stockholders’ equity per common share in euros	19.02	16.84	14.40

Inventories as a % of sales	15.1	12.8	14.0

Net debt : group equity	8:92	4:96	4:96

Net operating capital	17,371	14,069	11,559

Employees at end of period	128,011	121,398	118,225

Consolidated statements of cash flows
all amounts in millions of euros unless otherwise stated

	3rd quarter		January to September
	2008	2009	2008	2009

Cash flows from operating activities:

Net income attributable to stockholders	57	174	1,083	159

Loss discontinued operations	(21)	-	(5)	-

Minority interests	1	2	4	5

Adjustments to reconcile net income to net cash provided by (used for) operating activities:

Depreciation and amortization	373	362	994	1,040

Impairment of goodwill and (reversal of) impairment of equity-accounted investees and other non-current financial assets	309	(28)	608	(4)

Net gain on sale of assets	(459)	(3)	(1,569)	(127)

Income from equity-accounted investees	(7)	(10)	(78)	(11)

Dividends received from equity-accounted investees	3	-	63	34

(Increase) decrease in working capital:	(143)	194	(1,334)	98

(Increase) decrease in receivables and other current assets	(168)	(490)	(412)	131

(Increase) decrease in inventories	(244)	(76)	(684)	148

Increase (decrease) in accounts payable, accrued and other liabilities	269	760	(238)	(181)

Increase in non-current receivables/other assets/ other liabilities	(219)	(111)	(252)	(513)

Increase (decrease) in provisions	339	(124)	290	(99)

Other items	(23)	14	83	28

Net cash provided by (used for) operating activities	210	470	(113)	610

Cash flows from investing activities:

Purchase of intangible assets	(23)	(21)	(87)	(66)

Expenditures on development assets	(27)	(43)	(137)	(129)

Capital expenditures on property, plant and equipment	(188)	(121)	(514)	(373)

Proceeds from disposals of property, plant and equipment	85	68	157	95

Cash from (to) derivatives	88	(28)	343	(38)

Purchase of other non-current financial assets	-	-	-	(6)

Proceeds from (disposal of) other non-current financial assets	688	(8)	2,576	698

Purchase of businesses, net of cash acquired	(26)	(191)	(5,293)	(281)

Proceeds from sale of interests in businesses	40	19	40	19

Net cash provided by (used for) investing activities	637	(325)	(2,915)	(81)

Cash flows from financing activities:

(Decrease) increase in short-term debt	(98)	45	(96)	(53)

Principal payments on long-term debt	(9)	(11)	(1,715)	(35)

Proceeds from issuance of long-term debt	10	11	2,077	300

Treasury stock transactions	(803)	6	(2,886)	21

Dividend paid	-	-	(698)	(634)

Net cash used for financing activities	(900)	51	(3,318)	(401)

Net cash used for continuing operations	(53)	196	(6,346)	128

Cash flows from discontinued operations:

Net cash used for operating activities	(18)	-	(50)	-

Net cash used for investing activities	-	-	(1)	-

Net cash used for discontinued operations	(18)	-	(51)	-

Net cash used for continuing and discontinued operations	(71)	196	(6,397)	128

Effect of change in exchange rates on cash positions	41	(51)	(20)	(14)

Cash and cash equivalents at beginning of period	2,490	3,589	8,877	3,620

Cash and cash equivalents at end of period	2,460	3,734	2,460	3,734

Cash of continuing operations at end of period	2,460	3,734	2,460	3,734

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Ratio
Cash flows before financing activities	847	145	(3,028)	529

Net cash paid during the period for

- Pensions	(90)	(111)	(266)	(315)

- Interest	(39)	(76)	(117)	(212)

- Income taxes	(71)	(64)	(279)	(172)

Consolidated statements of changes in equity
all amounts in millions of euros

	January to September 2009
					other reserves

					currency	unrealized gain (loss)	changes in		treasury	total

	common	capital in excess	retained	revaluation	translation	on available-for-	fair value of		shares at	stockholders’	minority	total

	stock	of par value	earnings	reserve	differences	sale securities	cash flow hedges	total	cost	equity	interests	equity

Balance as of December 31, 2008	194	-	17,101	117	(527)	(25)	(28)	(580)	(1,288)	15,544	49	15,593

Net income			159					-		159	5	164

Net current period change			(1,761)	(11)	(152)	222	(27)	43		(1,729)	(1)	(1,730)

Reclassifications into (income) loss						(123)	71	(52)		(52)		(52)

Total comprehensive income			(1,602)	(11)	(152)	99	44	(9)		(1,622)	4	(1,618)

Dividend distributed			(647)							(647)		(647)

Re-issuance of treasury stock		(49)	(16)						86	21		21

Share-based compensation plans		49								49		49

		-	(663)						86	(577)		(577)

Balance as of September 27, 2009	194	-	14,836	106	(679)	74	16	(589)	(1,202)	13,345	53	13,398

Sectors
all amounts in millions of euros unless otherwise stated

Sales and income (loss) from operations

	3rd quarter
	2008			2009
	sales	income from operations		sales	income from operations
		amount	as % of		amount	as % of
			sales			sales

Healthcare	1,806	129	7.1	1,821	110	6.0

Consumer Lifestyle *	2,578	59	2.3	2,073	126	6.1

Lighting	1,846	56	3.0	1,646	40	2.4

Group Management & Services	104	(377)	(362.5)	81	(39)	(48.1)

	6,334	(133)	(2.1)	5,621	237	4.2

* of which Television	1,134	(73)	(6.4)	767	(26)	(3.4)

	January to September

	2008			2009
	sales	income from operations		sales	income from operations
		amount	as % of		amount	as % of
			sales			sales

Healthcare	5,080	342	6.7	5,434	199	3.7

Consumer Lifestyle *	7,900	150	1.9	5,564	61	1.1

Lighting	5,423	400	7.4	4,700	(57)	(1.2)

Group Management & Services	359	(535)	(149.0)	228	(144)	(63.2)

	18,762	357	1.9	15,926	59	0.4

* of which Television	3,593	(283)	(7.9)	2,037	(208)	(10.2)

Sectors and main countries
all amounts in millions of euros

Sales and total assets

	sales		total assets
	January to September		Sept 28,	Sept 27,
	2008	2009	2008	2009

Healthcare	5,080	5,434	11,074	10,826

Consumer Lifestyle	7,900	5,564	4,698	3,823

Lighting	5,423	4,700	7,915	6,874

Group Management & Services	359	228	9,885	7,852
	18,762	15,926	33,572	29,375

Sales and long-lived assets

	sales		long-lived assets *
	January to September		Sept 28,	Sept 27,
	2008	2009	2008	2009

United States	5,001	4,499	10,781	9,527

Germany	1,407	1,305	310	292

China	1,277	1,222	233	336

France	1,161	977	129	125

United Kingdom	767	495	633	580

Netherlands	713	598	1,351	1,251

Other countries	8,436	6,830	1,974	2,622
	18,762	15,926	15,411	14,733
* Includes property, plant and equipment, intangible assets and goodwill

Pension costs
all amounts in millions of euros

Specification of pension costs
	3rd quarter
	2008			2009
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)

Service cost	33	19	52	26	17	43
Interest cost on the defined-benefit obligation	131	100	231	133	95	228
Expected return on plan assets	(193)	(98)	(291)	(190)	(83)	(273)
Prior service cost	-	5	5	-	1	1
Net periodic cost (income)	(29)	26	(3)	(31)	30	(1)

Costs of defined-contribution plans

Costs	3	22	25	3	24	27
Total	3	22	25	3	24	27

Costs of defined-benefit plans (retiree medical)

Service cost	-	1	1	-	-	-
Interest cost on the defined-benefit obligation	-	9	9	-	9	9
Prior service cost	-	(8)	(8)	-	-	-
Curtailment	-	-	-	-	(87)	(87)
Net periodic cost	-	2	2	-	(78)	(78)

	January to September
	2008			2009
	Netherlands	other	total	Netherlands	other	total

Costs of defined-benefit plans (pensions)

Service cost	101	63	164	80	61	141
Interest cost on the defined-benefit obligation	393	297	690	399	296	695
Expected return on plan assets	(577)	(294)	(871)	(569)	(256)	(825)
Prior service cost	-	10	10	-	3	3
Net periodic cost (income)	(83)	76	(7)	(90)	104	14

Costs of defined-contribution plans

Costs	5	68	73	6	77	83
Total	5	68	73	6	77	83

Costs of defined-benefit plans (retiree medical)

Service cost	-	3	3	-	1	1
Interest cost on the defined-benefit obligation	-	26	26	-	27	27
Prior service cost	-	(6)	(6)	-	-	-
Curtailment	-	-	-	-	(87)	(87)
Net periodic cost	-	23	23	-	(59)	(59)

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.

Sales growth composition (in %)
	3rd quarter				January to September
	com-		consol-		com-		consol-
	parable	currency	idation	nominal	parable	currency	idation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth

2009 versus 2008
Healthcare	(3.8)	4.8	(0.2)	0.8	(3.5)	6.6	3.9	7.0
Consumer Lifestyle	(14.6)	(0.5)	(4.5)	(19.6)	(23.3)	-	(6.3)	(29.6)
Lighting	(13.0)	1.6	0.6	(10.8)	(16.6)	2.5	0.8	(13.3)
GM&S	(23.6)	1.6	(0.1)	(22.1)	(36.6)	0.2	(0.1)	(36.5)
Philips Group	(10.9)	1.5	(1.9)	(11.3)	(15.7)	2.4	(1.8)	(15.1)

EBITA to Income from operations (or EBIT)
	Philips	Consumer
	Group	Healthcare	Lifestyle	Lighting	GM&S

January to September 2009
EBITA	388	396	73	63	(144)
Amortization of intangibles *	(329)	(197)	(12)	(120)	-
Income from operations (or EBIT)	59	199	61	(57)	(144)

January to September 2008
EBITA	718	496	162	595	(535)
Amortization of intangibles *	(271)	(154)	(12)	(105)	-
Impairment of goodwill	(90)	-	-	(90)	-
Income from operations (or EBIT)	357	342	150	400	(535)
* Excluding amortization of software and product development

Composition of net debt and group equity
	Sept 28,	Sept 27,
	2008	2009
Long-term debt	3,324	3,598
Short-term debt	664	757
Total debt	3,988	4,355
Cash and cash equivalents	2,460	3,734
Net debt (total debt less cash and cash equivalents)	1,528	621

Minority interests	53	53
Stockholders’ equity	18,000	13,345
Group equity	18,053	13,398

Net debt and group equity	19,581	14,019

Net debt divided by net debt and group equity (in %)	8	4
Group equity divided by net debt and group equity (in %)	92	96

Reconciliation of non-GAAP performance measures
     (continued)
all amounts in millions of euros unless otherwise stated

Net operating capital to total assets
			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S

September 27, 2009
Net operating capital (NOC)	11,559	8,413	1,041	5,382	(3,277)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,538	1,995	2,347	1,130	3,066
- intercompany accounts	-	33	78	48	(159)
- provisions	2,934	312	356	301	1,965
Include assets not comprised in NOC:
- investments in equity-accounted investees	270	73	1	13	183
- other current financial assets	122	-	-	-	122
- other non-current financial assets	850	-	-	-	850
- deferred tax assets	1,368	-	-	-	1,368
- liquid assets	3,734	-	-	-	3,734
Total assets	29,375	10,826	3,823	6,874	7,852

September 28, 2008
Net operating capital (NOC)	17,371	8,668	1,761	6,458	484
Exclude liabilities comprised in NOC:
- payables/liabilities	7,861	2,050	2,571	1,253	1,987
- intercompany accounts	-	40	96	30	(166)
- provisions	2,766	259	268	160	2,079
Include assets not comprised in NOC:
- investments in equity-accounted investees	321	57	2	14	248
- other current financial assets	75	-	-	-	75
- other non-current financial assets	1,971	-	-	-	1,971
- deferred tax assets	747	-	-	-	747
- liquid assets	2,460	-	-	-	2,460
Total assets	33,572	11,074	4,698	7,915	9,885

Composition of cash flows - continuing operations
	3rd quarter		January to September
	2008	2009	2008	2009

Cash flows provided by (used for) operating activities	210	470	(113)	610
Cash flows provided by (used for) investing activities	637	(325)	(2,915)	(81)
Cash flows before financing activities	847	145	(3,028)	529

Cash flows provided by (used for) operating activities	210	470	(113)	610
Net capital expenditures	(153)	(117)	(581)	(473)
Free cash flows	57	353	(694)	137

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2008				2009
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter

Sales	5,965	6,463	6,334	7,623	5,075	5,230	5,621
% increase	1	7	(2)	(9)	(15)	(19)	(11)

EBITA	265	396	57	26	(74)	118	344
as a % of sales	4.4	6.1	0.9	0.3	(1.5)	2.3	6.1

EBIT	187	303	(133)	(303)	(186)	8	237
as a % of sales	3.1	4.7	(2.1)	(4.0)	(3.7)	0.2	4.2

Net income (loss) - stockholders	294	732	57	(1,174)	(59)	44	174
per common share in euros	0.28	0.72	0.06	(1.26)	(0.06)	0.05	0.19

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December

Sales	5,965	12,428	18,762	26,385	5,075	10,305	15,926
% increase	1	4	2	(2)	(15)	(17)	(15)

EBITA	265	661	718	744	(74)	44	388
as a % of sales	4.4	5.3	3.8	2.8	(1.5)	0.4	2.4

EBIT	187	490	357	54	(186)	(178)	59
as a % of sales	3.1	3.9	1.9	0.2	(3.7)	(1.7)	0.4

Net income (loss) - stockholders	294	1,026	1,083	(91)	(59)	(15)	159
per common share in euros	0.28	1.00	1.07	(0.09)	(0.06)	(0.02)	0.17

Net income (loss) from continuing
operations as a % of
stockholders’ equity (ROE)	6.2	10.8	7.8	(0.5)	(1.7)	(0.2)	1.5

	period ended 2008				period ended 2009

Inventories as a % of sales	13.6	13.9	15.1	12.8	13.1	13.3	14.0

Net debt : group equity ratio	4:96	7:93	8:92	4:96	3:97	6:94	4:96

Total employees (in thousands)	134	133	128	121	116	116	118
of which discontinued operations	6	5	-	-	-	-	-

Information also available on Internet, address:

www.investor.philips.com Printed in the Netherlands